Exhibit 99.1

NexGen Releases Second Batch of Assay Results from the 2019 Feasibility Stage Drilling Program, Intersects High-Grade Uranium in All A2 and A3 High-Grade Domain Targets

VANCOUVER, Nov. 20, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report assay results for an additional twenty holes from the Company's recently completed Feasibility-stage drilling program at the 100% owned, Rook I property in the Athabasca Basin, Saskatchewan.

The 2019 drilling program targeted the A2 and A3 High-Grade Domains for the highest confidence resource within the Pre-Feasibility Study ("PFS") mine design (see News Release dated November 5, 2018) at a drill hole spacing of between 9.0 m and 17.0 m (based on a geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions).

The density of drilling intersecting the A2 and A3 Indicated Domains results in a high degree of confidence in the mineralized contacts, domain geometry, domain orientation, grade and volume of mineralization. The A2 and A3 Indicated Domains from the PFS have been intersected by 309 drill holes from 133 collars (inclusive of 124 drill holes from 48 collars in 2019): 86 piercing the Indicated Domains from the northwest, 221 from the southeast, and 2 vertical intersections in 2014 (see Figures 1, 2, and 3). All 2019 drill holes were collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology.

The results below highlight intersections through the A2 and A3 High-Grade Domains only designed to infill the A2 and A3 domains from indicated to measured resource definition. For complete hole results please see Table 1.

A2 High-Grade Domains

  AR-19-229c2 intersected 48.0 m at 3.81% U3O8 (624.0 to 672.0 m) including 6.0 m at 13.50% U3O8 (627.0 to 633.0 m). The target was intersected at a dip of -54.1°, approximately 10.0 m along strike to the southwest of AR-16-096c3 (21.5 m at 2.33% U3O8);
  AR-19-229c4 intersected 41.0 m at 3.42% U3O8 (612.5 to 653.5 m) including 7.0 m at 15.48% U3O8 (639.5 to 646.5 m). The target was intersected at a dip of -55.2°, approximately 9.0 m along strike to the southwest of AR-16-096c1 (24.0 m at 5.88% U3O8 including 8.0 m at 15.44% U3O8);
  AR-19-230c3 intersected 21.0 m at 5.06% U3O8 (593.5 to 614.5 m) including 4.0 m at 18.38% U3O8 (594.5 to 598.5 m). The target was intersected at a dip of -57.4°, approximately 10.0 m up-dip from AR-16-092c1 (58.0 m at 0.99% U3O8 and an additional 19.5 m at 1.43% U3O8);
  AR-19-234c2 intersected 32.0 m at 3.08% U3O8 (471.5 to 503.5 m) including 13.0 m at 7.33% U3O8 (486.5 to 499.5 m). The target was intersected at a dip of -54.1°, approximately 10.0 m along strike to the southwest of AR-16-096c3 (21.5 m at 2.33% U3O8);
  AR-19-235c1 intersected 29.0 m at 5.45% U3O8 (561.5 to 590.5 m) including 11.0 m at 14.09% U3O8 (568.5 to 579.5 m). The target was intersected at a dip of -57.2°, approximately 12.0 m down-dip from AR-16-091c4 (43.5 m at 4.95% U3O8 including 12 m at 16.7% U3O8);

A3 High-Grade Domains

  AR-19-231c2 intersected 41.0 m at 1.61% U3O8 (505.5 to 546.5 m) including 3.0 m at 15.64% U3O8 (528.5 to 531.5 m). The target was intersected at a dip of -60.0°, approximately 7.0 m up-dip from AR-17-126c2 (28.0 m at 0.49% U3O8);
  AR-19-232c3 intersected 24.0 m at 1.22% U3O8 (552.0 to 576.0 m) including 2.0 m at 11.99% U3O8 (556.0 to 558.0 m). The target was intersected at a dip of -56.1°, approximately 7.0 m up-dip from AR-16-105c2 (14.0 m at 1.17% U3O8).

Leigh Curyer, Chief Executive Officer, commented: "These exceptional results once again highlight the unique resource characteristics of Arrow. Figures 1-5 of this news release provide an excellent perspective of the drilling density at Arrow. The team continues to advance all aspects of the Feasibility Study scheduled for mid H1 2020 and in parallel the studies for inclusion into the Environmental Assessment scheduled for submission in Q3/2020. Another 80 assays from feasibility drilling are pending release in the coming months."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The second batch of assay results from our recently completed Phase I Feasibility-stage drill program demonstrates the exceptional high-grade nature of mineralization across the A2 and A3 domains representing the PFS mine plan design. The Arrow Deposit now has 309 drill holes intersecting the A2 and A3 Indicated Domains at a 9.0 to 17.0 m spacing. From discovery on February 14th, 2014 through the 2019 Phase I program, focused resource development drilling has confirmed our confidence in the grade, volume, and continuity of Arrow. In my experience the density and quality of drilling results is unparalleled with respect to Feasibility level mine design, and mine production."

Development, Permitting, Appointments, Activities & Financial

  The completed winter 2019 drilling program comprised 131 holes totaling 57,282.4 m.  117 drill holes, totaling 50,968 m (inclusive of 32 m in overcuts) focused on infill feasibility study drilling and 14 drill holes totaling 6,314.4 m primarily designed to test the geotechnical and hydrogeological characteristics of the rock mass in areas of proposed mine workings and UGTMF.
  A total of 80 assays remain pending from the Feasibility-stage drilling program including 14 dual purpose holes that were drilled to rest geotechnical and hydrogeological characteristics.
  NexGen commenced an Environmental Assessment on the Rook I Project on April 29, 2019 in accordance with the requirements of both the Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012 ("CEAA 2012") after receiving acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SMOE"). In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  As of November 19, 2019, the Company had cash-on-hand of approximately $65 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Figure 1 below displays the A2 intersection in AR-19-229c4 7.0 m at 15.48% U3O8 within competent host rock (yellow numbers indicate grade % U3O8). Drill hole locations are shown in Figure 5. Full drilling results can be found in Table 1. Drill hole descriptions can be found at www.nexgenenergy.ca

Figure 1: AR-19-229c4 - High Grade A2 Intersection in Competent Host Rock (CNW Group/NexGen Energy Ltd.)

Figure 2: Plan View - A2 and A3 Indicated Domains (CNW Group/NexGen Energy Ltd.)

Figure 3: Cross Section (Looking Northeast) - A2 and A3 Indicated Domains (CNW Group/NexGen Energy Ltd.)

Figure 4: Long Section (Looking Northwest) - A2 and A3 Indicated Domains (CNW Group/NexGen Energy Ltd.)

Figure 5: Arrow Deposit Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
AR-19-225c3	327	-65	637	N/A	452.50	454.50	2.0	0.70
					480.50	481.50	1.0	0.08
					488.00	490.00	2.0	0.03
					494.00	502.00	8.0	0.03
					507.00	508.00	1.0	0.02
					515.00	517.00	2.0	0.02
					521.00	528.00	7.0	0.03
					535.00	537.00	2.0	0.01
					559.00	560.00	1.0	0.01
					586.50	602.50	16.0	6.95
				incl.	586.50	597.50	11.0	9.98
					610.50	625.50	15.0	0.02
AR-19-229c1	327	-65	693	132.8	467.00	468.00	1.0	0.01
					473.00	477.00	4.0	0.06
					488.00	489.00	1.0	0.33
					500.00	539.00	39.0	0.40
					543.00	550.00	7.0	1.81
				incl.	546.00	550.00	4.0	3.10
					570.00	570.50	0.5	0.04
					619.50	621.50	2.0	0.01
					628.50	634.50	6.0	4.43
				incl.	629.50	632.50	3.0	8.26
					641.50	645.50	4.0	0.54
					650.50	677.50	27.0	1.45
				incl.	659.50	668.50	9.0	2.53
AR-19-229c2	327	-65	699	N/A	494.50	495.00	0.5	0.06
					500.50	501.50	1.0	0.16
					504.50	508.50	4.0	0.14
					513.50	514.50	1.0	0.18
					517.50	519.50	2.0	0.44
					524.50	536.50	12.0	0.06
					541.50	545.50	4.0	0.62
					548.50	562.50	14.0	0.67
				incl.	550.50	555.50	5.0	1.57
					573.50	577.50	4.0	0.03
					624.00	672.00	48.0	3.81
				incl.	627.00	633.00	6.0	13.50
				incl.	647.00	662.00	15.0	5.85
AR-19-229c3	327	-65	720	N/A	493.50	496.50	3.0	0.29
					502.00	503.00	1.0	3.44
					507.00	514.00	7.0	0.08
					517.00	518.00	1.0	1.37
					522.00	525.00	3.0	0.31
					529.00	531.00	2.0	0.51
					540.00	548.00	8.0	0.40
					558.00	565.00	7.0	2.49
				incl.	560.00	561.00	1.0	15.90
					570.00	573.00	3.0	0.12
					579.00	586.00	7.0	0.09
					589.00	595.00	6.0	0.02
					627.50	685.50	58.0	1.88
				incl.	639.50	642.50	3.0	4.51
				incl.	654.50	663.50	9.0	7.54
				incl.	669.50	674.50	5.0	4.13
					703.50	708.50	5.0	0.03
					711.50	718.50	7.0	0.02
AR-19-229c4	327	-65	675	N/A	404.00	405.50	1.5	0.01
					415.50	416.00	0.5	0.02
					464.00	467.00	3.0	0.11
					471.00	475.00	4.0	0.03
					480.00	491.00	11.0	0.50
				incl.	483.00	484.00	1.0	4.36
					494.00	505.00	11.0	0.26
					508.00	511.00	3.0	1.04
					516.00	532.00	16.0	0.22
					595.00	595.50	0.5	0.05
					612.50	653.50	41.0	3.42
				incl.	617.50	618.50	1.0	10.60
				incl.	639.50	646.50	7.0	15.48
AR-19-230c1	327	-65	651.5	128.35	499.00	503.00	4.0	0.03
					515.00	536.00	21.0	0.07
					556.00	557.00	1.0	0.02
					565.00	567.00	2.0	0.04
					571.00	572.00	1.0	0.12
					577.00	599.00	22.0	0.69
				incl.	587.00	592.00	5.0	2.54
					602.00	612.00	10.0	0.03
					620.00	632.00	12.0	0.05
					645.00	646.00	1.0	0.02
AR-19-230c2	327	-65	663.5	N/A	474.50	475.00	0.5	0.03
					484.00	484.50	0.5	0.04
					496.50	501.50	5.0	0.93
				incl.	499.50	501.50	2.0	1.98
					522.50	523.50	1.0	0.02
					551.00	564.00	13.0	0.06
					567.00	573.00	6.0	0.02
					585.00	610.00	25.0	4.49
				incl.	588.00	598.00	10.0	11.10
					613.00	618.00	5.0	0.06
					621.00	630.00	9.0	0.28
AR-19-230c3	327	-65	660	N/A	487.00	487.50	0.5	0.07
					501.00	501.50	0.5	0.01
					504.00	504.50	0.5	0.13
					507.50	508.00	0.5	0.03
					514.00	519.00	5.0	0.02
					522.00	524.00	2.0	0.01
					531.50	532.50	1.0	0.02
					555.50	556.50	1.0	0.01
					561.50	568.50	7.0	0.02
					575.50	576.50	1.0	0.01
					593.50	614.50	21.0	5.06
				incl.	594.50	598.50	4.0	18.38
					619.50	632.50	13.0	0.08
					654.50	655.50	1.0	0.02
AR-19-231c1	327	-65	564.5	138	458.00	471.00	13.0	0.08
					487.00	488.00	1.0	0.01
					497.00	505.00	8.0	0.34
					510.00	511.00	1.0	0.04
					515.00	535.00	20.0	0.59
				incl.	518.00	524.00	6.0	1.84
AR-19-231c2	327	-65	585.5	N/A	459.50	472.50	13.0	0.53
				incl.	470.50	472.50	2.0	3.07
					480.50	481.50	1.0	0.47
					484.50	495.50	11.0	0.06
					498.50	499.50	1.0	0.59
					505.50	546.50	41.0	1.61
				incl.	505.50	506.50	1.0	5.87
				incl.	528.50	531.50	3.0	15.64
					554.50	556.50	2.0	0.02
AR-19-231c3	327	-65	600.5	N/A	503.50	527.50	24.0	1.12
				incl.	519.50	521.50	2.0	10.62
					535.50	561.50	26.0	0.46
				incl.	540.50	542.50	2.0	2.92
					570.50	571.50	1.0	0.04
AR-19-232c1	327	-65	642.5	138.8	476.50	481.50	5.0	0.04
					484.50	486.50	2.0	0.03
					489.50	494.00	4.5	0.03
					506.50	507.50	1.0	0.13
					517.00	520.00	3.0	0.26
					534.00	537.00	3.0	0.41
				incl.	536.00	537.00	1.0	1.20
					544.00	545.00	1.0	1.52
					548.00	552.00	4.0	0.26
					563.00	570.00	7.0	0.40
				incl.	563.00	564.00	1.0	2.15
					574.00	598.00	24.0	0.23
				incl.	590.00	591.00	1.0	2.18
					601.00	604.00	3.0	0.13
					607.00	610.00	3.0	0.05
					616.00	617.00	1.0	0.02
AR-19-232c2	327	-65	642.5	N/A	454.50	458.00	3.5	0.04
					486.00	487.00	1.0	0.04
					491.00	495.00	4.0	0.03
					516.00	519.00	3.0	0.26
					531.00	535.00	4.0	0.23
					539.00	540.00	1.0	0.22
					550.00	553.00	3.0	2.14
				incl.	552.00	553.00	1.0	6.36
					556.00	557.00	1.0	0.03
					560.00	564.00	4.0	0.60
				incl.	563.00	564.00	1.0	1.50
					574.00	594.00	20.0	0.17
					597.00	600.00	3.0	0.03
AR-19-232c3	327	-65	648.5	N/A	471.50	476.00	4.5	0.03
					478.50	479.00	0.5	0.01
					481.50	484.00	2.5	0.02
					491.00	497.00	6.0	0.03
					500.00	501.00	1.0	0.01
					504.00	506.00	2.0	0.03
					519.00	520.00	1.0	0.02
					530.00	534.00	4.0	1.01
					552.00	576.00	24.0	1.22
				incl.	556.00	558.00	2.0	11.99
					580.00	581.00	1.0	0.02
					589.00	592.00	3.0	1.72
					599.00	600.00	1.0	0.02
					606.00	621.00	15.0	3.86
				incl.	609.00	613.00	4.0	13.26
					630.00	631.00	1.0	0.01
AR-19-233c3	327	-65	555.5	N/A	450.00	469.00	19.0	0.04
					472.00	473.00	1.0	0.01
					482.00	493.00	11.0	0.54
				incl.	485.00	490.00	5.0	1.13
					500.00	524.00	24.0	0.18
				incl.	508.00	509.00	1.0	1.70
					536.00	543.00	7.0	0.06
AR-19-234c1	327	-65	522	127.5	471.00	494.00	23.0	0.67
AR-19-234c2	327	-65	531	N/A	471.50	503.50	32.0	3.08
				incl.	486.50	499.50	13.0	7.33
AR-19-235c1	327	-65	620	132.7	425.50	429.50	4.0	0.02
					440.50	441.50	1.0	0.25
					452.50	462.50	10.0	0.02
					478.50	480.50	2.0	0.03
					492.50	509.50	17.0	0.12
					519.50	527.50	8.0	0.05
					530.50	536.50	6.0	0.04
					544.50	548.50	4.0	0.02
					561.50	590.50	29.0	5.45
				incl.	568.50	579.50	11.0	14.09
					601.50	606.50	5.0	0.02
AR-19-236c1	327	-65	660.5	133.95	465.00	467.00	2.0	0.11
					478.50	479.00	0.5	0.02
					500.50	504.50	4.0	0.05
					515.50	532.50	17.0	0.30
				incl.	518.50	521.50	3.0	1.38
					549.50	552.00	2.5	0.01
					586.50	587.50	1.0	0.03
					596.50	597.50	1.0	0.03
					600.50	619.50	19.0	5.98
				incl.	600.50	615.50	15.0	7.55
					623.50	624.50	1.0	0.04
					628.50	634.50	6.0	0.04
					637.50	643.50	6.0	0.07
					659.00	660.50	1.5	0.07
AR-19-236c2	327	-65	672.5	N/A	457.00	457.50	0.5	0.26
					465.00	465.50	0.5	0.08
					469.00	469.50	0.5	0.02
					473.50	474.00	0.5	0.08
					477.50	478.50	1.0	0.03
					486.50	487.50	1.0	0.36
					494.00	494.50	0.5	0.11
					497.00	497.50	0.5	0.06
					502.00	502.50	0.5	0.09
					509.00	519.00	10.0	0.06
					522.50	533.50	11.0	0.37
				incl.	528.50	529.50	1.0	1.34
					536.50	537.50	1.0	0.01
					541.50	542.50	1.0	0.02
					545.50	546.50	1.0	0.01
					572.50	573.50	1.0	0.02
					587.00	590.00	3.0	0.04
					599.00	609.00	10.0	0.02
					613.00	630.00	17.0	3.24
				incl.	613.00	617.00	4.0	1.93
				incl.	622.00	629.00	7.0	6.55
					639.00	655.00	16.0	0.11
					661.00	662.00	1.0	0.02
					669.00	671.00	2.0	0.15

Parameters:

  Maximum internal dilution 2.0 m downhole
  Minimum thickness of 0.5 m downhole
  Cutoff grade 0.01% U3O8
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasibility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate, Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 20-NOV-19